Exhibit 99.6

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

July 8, 2015	NR 10 - 2015

Avrupa increases private placement to over $1 million

Avrupa Minerals Ltd. (AVU:TSXV) has increased the private placement by $677,000 to $1,077,000. The increase was necessary to allow certain European investors to participate in a meaningful way and become long term supporters of Avrupa’s exploration programs in Europe.

The private placement is fully subscribed and will close shortly.

With the increase in the financing, the private placement will now consist of 10,770,000 Units at a price of $0.10 per Unit. Each Unit is comprised of a common share and a non-transferable common share purchase warrant. Each warrant will entitle the holder to purchase one additional common share at a price of $0.15 per common share for a 36-month period starting on the closing of this offering.  As part of the financing, Avrupa issued Finder’s warrants, entitling the holder to purchase up to 459,000 shares for a period of 12 months from issue at $0.10 per warrant.  The securities issued are subject to a four-month hold period.

Avrupa currently has 44,555,797 common shares outstanding which will increase to 55,325,797 common shares upon completion of this increased financing.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds nine exploration licenses in three European countries, including six in Portugal covering 3,821 km2, two (one under application) in Kosovo covering 47 km2, and one in Germany covering 307 km2.  Avrupa operates four joint ventures in Portugal and Kosovo, including:

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The Alvalade JV, with Antofagasta, covering one license in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits;

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The Alvito JV, with Lowell Copper, covering one license in the Ossa Morena Zone of south Portugal, for IOCG, polymetallic massive sulfide, and precious metal-bearing epithermal deposits; and

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The Slivovo JV, with Byrnecut International, covering one license in central Kosovo, for gold and base metals related to carbonate-hosted massive sulfide deposits in the Vardar Mineral Trend.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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